BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

September 25, 2019

VIA EDGAR

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:         TP Flexible Income Fund, Inc.
File No. 333-230251

Dear Ms. Rossotto and Ms. Fettig:

On behalf of TP Flexible Income Fund, Inc. (the “Company”), set forth below are the Company’s responses to certain of the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 10, 2019 regarding the Company’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File No. 333-230251 filed on July 26, 2019 (the “Registration Statement”).  The Company will file a revised version of its Registration Statement responding to the comments from the Staff to the Registration Statement.  For your convenience, a summary of the Staff’s comments is numbered and presented in bold, and each comment is followed by the Company’s response.

1.         Please describe the roll of the Dealer Manager in connection with this offering.

Response: The term “Dealer Manager” is commonly used in the non-traded closed-end fund and non-traded BDC space to refer to a fund’s principal underwriter.  The Company’s Dealer Manager is the Company’s principal underwriter as such term is defined under the Investment Company Act of 1940, as amended (the “1940 Act”), and has been approved by the Company’s board of directors pursuant to Section 15(c) of the 1940 Act.

2.         Throughout the Registration Statement, there are references to Additional Selling Commissions to be paid by the Adviser to the Dealer Manager equal to no more than 1.0% of the net asset value per share per year.  Please describe the contract in which these Additional Selling Commissions are contained, whether or not that contract was approved by the Company’s Board of Directors and whether the Company’s Board of Directors complied with the requirements of Section 15(c) of the Investment Company Act of 1940 in connection with the approval of that contract and the payment of the Additional Selling Commissions.

Karen Rossotto
Christina DiAngelo Fettig
Securities and Exchange Commission
September 25, 2019

Response: The Additional Selling Commissions are included in an amended Dealer Manager Agreement between the Company, Prospect Flexible Income Management, LLC, its investment adviser (the “Adviser”) and Triton Pacific Securities, LLC, its dealer manager (the “Dealer Manager”).  This amended Dealer Manager Agreement was approved by the Company’s  board of directors pursuant to Section 15(c) of the 1940 Act.

3.         Please clarify throughout the Registration Statement that the investment personnel responsible for overseeing the Company’s investments and operations are not employed by the Adviser but are instead provided through the Company’s affiliation with Prospect Capital Management.

Response: The Company will amend its Registration Statement to include this disclosure.

4.         Please revise the Registration Statement to refer to all non-investment grade debt as “junk bonds.”

Response: The Company will amend its Registration Statement to include this disclosure.

5.         Please confirm that the Company has no current intention of issuing any shares of its preferred stock during the twelve months following the effective date of the Registration Statement.

Response: The Company so confirms.

6.         In the discussion of the Company’s Credit Facility on page 7 of the Registration, and throughout the Registration, please describe the relationship between the SPV and the Company and how the credit facility will be utilized by the Company.  Please describe the relationship between the SPV’s assets and the Company’s assets and how these assets are secured under the credit facility.

Response: The SPV is wholly-owned subsidiary of the Company that was formed to facilitate the transactions under the Credit Agreement.  Under the terms of the Credit Facility, the SPV holds certain of the securities that would otherwise be owned by the Company to be used as the borrowing base and collateral under the Credit Facility.  Income paid on these investments is distributed to the Company pursuant to a waterfall after taxes, fees, expenses, and debt service. The lenders under the Credit Facility have a security interest in the investments held by the SPV.  Although these investments are owned by the SPV, because the SPV is a wholly-owned subsidiary of the Company, the Company is subject to all of the benefits and risks associated with the Credit Facility and the investments held by the SPV.

7.         Please update the discussion of the Special Repurchase Offers to include disclosure of any Special Repurchase Offers/tender offers that have been completed or that are ongoing.

Response: The Company will amend its Registration Statement to include this disclosure.

8.         Please describe “club deals” as used in the Registration Statement in greater detail.

Karen Rossotto
Christina DiAngelo Fettig
Securities and Exchange Commission
September 25, 2019

Response: The Company will amend its Registration Statement to include this disclosure.

9.         Please revise the first paragraph of page 14 of the Registration Statement under the heading “Plan of Distribution” to include disclosure in plain English.

Response: The Company will amend its Registration Statement to include this disclosure.

10.       Please delete the reference to “SEC relief” in the second paragraph of page 14 of the Registration Statement under the heading “Plan of Distribution.”

Response: The Company will revise its Registration Statement to remove this disclosure.

11.       Please discuss the difference between sales commissions and dealer manager fees as those terms are used throughout the Registration Statement.

Response:  Taken together, the sales commissions and dealer manager fees comprise the up-front sales load that an investor will pay when purchasing shares of the Company.  The “dealer manager fee” is the portion of the up-front sales load retained by the Dealer Manager. The “sales commission” is the portion of the up-front sales load that is reallowed to the broker-dealer selling firm whose customer has purchased shares of the Company.

12.       Please confirm that the 1% Additional Selling Commissions will not be paid by the Company or its stockholders.

Response: The Company so confirms.

13.       In the first sentence in the second paragraph on page 15 of the Registration Statement, there is a reference to “financial representatives.”  Please clarify to the Staff what “financial representatives” mean.

Response:  Financial representatives refer to financial intermediaries, such as registered investment advisers, that are not registered broker dealers.

14.       In the fee table on page 18 of the Registration Statement, please describe what fees, if any, are included in the two percent (2%) of offering proceeds.  Also, are the one percent (1%) Additional Selling Commissions represented in the fee table?

Response: The two percent (2%) of offering expenses included in the fee table reflects the estimated expenses the Company expects to incur in connection with its offering.  The one percent (1%) Additional Selling Commissions are being paid directly by the Adviser and not the Company and are therefore not represented in the fee table.

Karen Rossotto
Christina DiAngelo Fettig
Securities and Exchange Commission
September 25, 2019

15.       Regarding the expense limitation agreement between the Company and its Adviser, please confirm that the Company has performed an analysis under Statement of Financial Accounting Standards No. 5 (Accounting for Contingencies) (“FAS 5”) and determined that the amounts subject to reimbursement are not required to be reflected as liabilities in the Company’s financial statements. Please also confirm that the Company’s independent auditor reviewed the FAS 5 analysis conducted on the part of the Company and agreed with the conclusion that no liability is required to be reflected in Company’s financial statements.

Response: The Company so confirms.

16.       In the table on 38 of the Registration Statement regarding the compensation paid to the Dealer Manager and the Investment Adviser, please confirm that the one percent (1%) Additional Selling Commissions are not included in this table because these commissions are paid by the Adviser and not by the Company or its stockholders.

Response: The Company so confirms.

17.       Please revise the section of the Registration Statement entitled “Investment Strategy and Objectives” to include a description of the non-US securities in which the Company may invest.

Response: The Company will amend its Registration Statement to include this disclosure.

18.       Please revise the section of the Registration Statement entitled “Investment Strategy and Objectives” to include a description of the total return swaps and other derivative transactions in which the Company may invest.

Response: The Company will amend its Registration Statement to include this disclosure.

19.       In the risk factors on pages 71 and 72 of the Registration Statement under “Risks Related to Debt Financing,” please clarify who “we,” “us” and “our” is referring to with respect to the Credit Facility.  Also, , please specify whether the assets pledged under the Credit Facility are the assets of the Company or the SPV.

Response: The Company will amend its Registration Statement to include this disclosure.

20.       Please clarify throughout the Registration Statement the amount of time the Company expects to take to invest the proceeds received from the sale of its securities.

Response: The Company will amend its Registration Statement to include this disclosure.

21.       Page 108 of the Registration Statement states, in relevant part, that “we have entered into a dealer manager agreement…”.  Please clarify who the “we” is referring to.

Karen Rossotto
Christina DiAngelo Fettig
Securities and Exchange Commission
September 25, 2019

Response:  The Company will amend its Registration Statement to include such clarification.

22.       Under the heading “Brokerage Allocation and Other Practices” on page 197 of the Registration Statement, please clarify to the Staff whether the references to brokerages refers to the dealer manager.

Response: The references to brokerages in this section refers to the brokers the Company and its Adviser intend to use to acquire securities in which the Company will invest.  The dealer manager is not involved in any of these transactions and instead is only involved with the offer and sale of the Company’s securities to investors in the Company.

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If you have any questions, or if you require additional information, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698 or Ms. Cynthia Beyea at (202) 383-0472.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.

Attorney for TP Flexible Income Fund, Inc.